

November 7, 2014

Via E-mail
Michael D. Watford
Chief Executive Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway East
Suite 1200, Houston, Texas 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Response Letter Dated October 17, 2014**
> **File No. 1-33614**

Dear Mr. Watford:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 15 - Disclosure about Oil and Gas Producing Activities (Unaudited), page 81

Analysis of Changes in Proven Reserves, page 83

1. We note your response to prior comment one, regarding your booking procedures for proved undeveloped (PUD) reserves and the frequency of investment decision reversals that appear to be contributing to lower conversion levels. You explain that you book future development locations that have positive net present value when discounted at 10% based on the "SEC pricing" used in your reserve reports. However, you also explain

that you use the forward strip price in the execution of your actual development plans and indicate that differences between these pricing conventions causes differences between your actual development activities and the development plans underlying your reserve reports.

Tell us the extent to which the PUD reserves that you reported based on SEC pricing did not meet your internal economic criteria on the reserve declaration date using the forward strip price that is relied upon in directing your development activities. Please also explain how the economic conditions that led to de-booking PUD reserves were sufficiently favorable to support development of non-PUD locations.

2.   We understand from your response to prior comment one that your actual drilling activities and development plans underlying your PUD reserves have differed due in part to changes necessary to conform with regulation in environmentally sensitive areas. Tell us the extent to which, and the reasons why, your downward revisions for each of the last five years were attributable to environmental concerns. For those locations also indicate whether revision was necessary due to a permit or other approval that had been withdrawn or your failure to obtain a permit that was necessary to proceed with development. Please clarify how you determined that such areas booked as future development locations were reasonably certain to be developed given the frequent revisions to accommodate environmental concerns. As part of your response, describe the process of obtaining permits and approvals from government regulators to drill in areas deemed to be environmentally sensitive.

3.   We note that you have not provided the information requested in point three to prior comment one, in which we asked you to submit an analysis of changes in your PUD reserves, covering the 2009 through 2013 fiscal years, including a schedule stratifying for each year-end estimate, the quantity of such reserves initially claimed in that period and each prior period; and for each strata, showing the conversions each period, percentage that such conversions are of the beginning reserve strata balance, and having all other adjustments distinguished by type, and reconciling each strata between the year-end estimates .

For example, indicate the composition of the December 31, 2009 estimate by showing the quantities of the total added in each of the fiscal years ended 2009, 2008, 2007, 2006, 2005, and so forth. You should rollforward each strata by showing subsequent conversions to developed status, sales of reserves not developed, reclassifications to unproved status, and identifying any other material adjustments for each period. Please submit the analysis outlined above.

4.   We note that you have not provided the information requested in point two to prior comment one, concerning the financial return criteria underlying various decisions impacting your PUD reserves and development efforts. We also note the details in

Schedule 3 of your response indicate development of non-PUD reserve locations has exceeded development of PUD reserve locations for each of the last three fiscal years.

Please describe the economic conditions, operating methods, and government regulations relative to the non-PUD reserve locations that were developed and describe any differences between them and the conditions, methods and regulation relative to the PUD reserve locations that were transferred to unproved.

Separately, submit a schedule of locations associated with each reserve strata at each balance sheet date over the last five fiscal years. For each location, describe the specific economic criteria associated with the location considered in initially booking the reserves and renewing your reserve declarations for each subsequent balance sheet date.

Tell us how the internal rates of return inherent in the various prospects retained at each reserve declaration date compared to the internal rates of return associated with both the PUD reserve locations and the non-PUD reserve locations that were actually drilled during the period, and to the internal rates of return associated with the PUD reserve locations that were de-recognized during the period.

5. Based on the details in Schedule 2 of your response to point four of prior comment one, we understand that 96% of your PUD reserves had been declared in a prior year, followed by a de-booking, and then a re-booking prior to December 31, 2013. If our understanding is not correct, please explain this to us. Otherwise, submit an analysis that shows, for each of these locations, that status as proved or unproved as of the end of each of the prior four years.

Separately, explain how, from an economic standpoint, and within the context of the reasonably certain criteria, you are able to distinguish the PUD reserve locations that comprise your December 31, 2013 estimate, from other locations that you have drilled during 2014 that were not among these PUD reserves. In connection with this, provide a schedule of all locations drilled during 2014, grouped based on whether or not PUD reserves had been claimed as of December 31, 2013. For each location, indicate the expected internal rate of return at the time of drilling.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3762 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director